Exhibit 99.1

NYU Langone Issues $580,000 Purchase Order for Inspira’s FDA-Cleared ART100 Following Multi-Patient Hospital Evaluation

RA’ANANA, Israel, May 18, 2026 – Inspira Technologies Oxy B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”) today announced that it has received a $580,000 commercial purchase order from NYU Langone Hospital in New York City (“NYU Langone”) for the Company’s FDA-cleared ART100 extracorporeal blood circulation systems. The order was placed through Inspira’s U.S. distributor following the successful completion of a multi-patient clinical evaluation at the hospital, and the systems are scheduled for immediate fulfillment. This commercial milestone is in parallel with the Company’s previously disclosed active strategic process involving the ART100 platform and broader medical assets.

The purchase order follows the successful completion of an extensive hospital-based clinical evaluation, during which ART100 systems were deployed in the treatment of more than 30 patients across a broad range of cardiopulmonary and surgical cases. The evaluation provided NYU Langone with direct operational experience integrating the ART100 platform into the hospital workflows and led directly to the hospital’s decision to transition from clinical assessment to commercial procurement.

“NYU Langone’s transition from hospital-based evaluation to commercial purchase reflects the operational value of the ART100 platform in real hospital use,” said Mike Hershkovitz, VP of Global Sales at Inspira Technologies. “This order provides an important hospital reference as we continue commercial discussions with additional U.S. and international hospital systems evaluating extracorporeal support technologies.”

“Our search for the future of extracorporeal support through innovation and cost-effective technology led us to Inspira,” said Fred Hill, Director of Extracorporeal Technology at NYU Langone Hospital. “The ART100 demonstrated the type of flexibility, usability, and economic potential we believe will be important for the future of extracorporeal support.”

NYU Langone is part of NYU Langone Health, a nationally recognized academic health system named to the 2025–2026 U.S. News & World Report “Best Hospitals” Honor Roll and ranked No. 1 in the United States in multiple specialties, including cardiology, heart and vascular surgery, pulmonology and lung surgery, neurology and neurosurgery, and geriatrics.

The ART100 is a U.S. FDA-cleared extracorporeal blood circulation system intended for use in cardiopulmonary bypass procedures. The system is currently active and under evaluation at additional U.S. hospitals. As previously disclosed, Inspira is advancing an active strategic process involving multiple counterparties regarding potential transactions involving the ART100 system and additional medical assets. The Company believes the purchase order from NYU Langone provides an important commercial reference point within this process.

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the Additively Manufactured Electronics (AME) platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. Inspira also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits, advantages and capabilities of its ART100 system, that it is also engaged in discussions with multiple counterparties regarding potential strategic transactions involving the ART100 system and additional medical assets and its belief that the purchase order from NYU Langone provides an important commercial reference point within this process. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact

Arx Investor Relations
North American Equities Desk
inspira@arxhq.com